umicore

02 FEB 20 8:00

Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, NW

Washington, DC 20549-0302
USA

For the attention of Mr Paul M. Dudek

02015280

DAJ/OS 12/2002

Brussels, February 15, 2002

Dear Sir,

SUPPL

Umicore
Rule 12g3-2(b) Exemption No. 82-3876

Please find enclosed herewith, pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, copy of the press release issued on February 15, 2002 entitled "Results 2001".

Yours sincerely,

UMICORE

J. Fiérain
Manager Corporate Administration

A. Godefroid
Corporate Vice President Legal & Environmental Affairs

Encl.

PROCESSED
FEB 25 2002
THOMSON
FINANCIAL

umicore

Press release

15 February 2002

Results 2001

Highlights 2001

- Umicore posted earnings of € 4.80 per share, despite the effects of the economic slowdown and falling metals prices. Umicore thus succeeded in limiting EPS decline to 12%
- Proposed gross dividend maintained at € 1.40 per share
- Contrasting evolution in various business areas :
  - **Advanced Materials**: operating profit up to € 32.8 million in challenging markets
  - **Precious Metals**: continued strong performance and growing market leadership; operating profit up to € 50.3 million
  - **Copper**: unsatisfactory performance in difficult market conditions; operating profit down to € 13 million
  - **Zinc**: emphasis on specialty products reduces the effect of low zinc prices; operating profit down to € 51.8 million
- Exceptional gain of € 56 million, Group share, on sale of De Beers shares
- Cancellation of 1,617,515 and 1,400,000 shares in March and December respectively

n.v. Umicore s.a.
Corporate Communication
Broekstraat 31 Rue du Marais Phone +32 2 227 70 63 BTW BE401 574 852

Key Figures *(€ million)*	1999	2000	2001
♦ EBITDA	**207.5**	**300.9**	**276.3**
♦ EBIT	**88.5**	**175.9**	**143.7**
♦ Operating profit	**72.6**	**150.0**	**121.3**
♦ Return on capital employed (%)	**6.0%**	**11.7%**	**9.5%**
♦ Net consolidated profit, Group Share	**69.3**	**136.1**	**116.0**
Earnings per share (EPS) (€) [1]	**2.70**	**5.31**	**5.13**
♦ Net consolidated profit before extraordinary items and inventory write-downs, Group share	**61.3**	**140.0**	**108.5**
EPS adjusted before inventory write-downs (€) [2]	**2.39**	**5.47**	**4.80**
♦ Net consolidated profit before extraordinary items, inventory write-downs and goodwill amortisation, Group share	**69.7**	**152.8**	**117.3**
EPS adjusted before inventory write-downs and goodwill amortisation (€) [2]	**2.72**	**5.97**	**5.19**
♦ Net financial debt	**334.7**	**184.3**	**261.5**
♦ Proposed gross dividend per share (€)	**1.25**	**1.40**	**1.40**

(1) Treasury shares not deducted

(2) Before extraordinary items

Definitions are included in the "Review of 2001 Operations", available on www.umicore.com.

General Overview

Contributions to EBIT (*) *(€ million)*	1999	2000	2001
Advanced Materials	**9.2**	**22.8**	**32.8**
Synthetic Diamonds	**8.6**	**17.4**	**13.8**
Copper	**1.7**	**25.0**	**13.0**
Precious Metals	**(0.3)**	**30.6**	**50.3**
Zinc	**84.0**	**88.8**	**51.8**
Technology & Services	**2.4**	**10.1**	**7.8**
Inventory write-downs	**(1.1)**	**0.0**	**(4.6)**
Corporate and Other Activities	**(16.0)**	**(18.8)**	**(21.2)**
Total	**88.5**	**175.9**	**143.7**
(*) including operating profit of companies consolidated by equity method	**15.8**	**25.9**	**22.4**

In a climate where the world economy moved into recession and metal prices fell precipitously to record lows, Umicore's performance showed an encouraging degree of resilience. Although operating profit declined by 19% and earnings per share before extraordinary items and inventory write-downs declined by 12%, the ability to continue to post healthy profits in such turbulent market conditions is significant.

This reflects continued success in gaining market share and enhancing Umicore's product mix, thereby offsetting some of the adverse external factors.

For the first time, the combined contribution of Precious Metals and Advanced Materials exceeded 50% of the Group's overall operating profit. The performance in these areas compensated to quite some extent for the reduced contribution of the more cyclical business areas.

Contributions to EBIT in %
(before corporate and other activities and inventory write-downs)


Advanced Materials
19%
Zinc 31%
Diamond 8%
Copper 7.5%
Precious Metals 30%
Technology &
Services 4.5%

Overview by Division

Advanced Materials

(€ million)	1999	2000	2001
Operating profit (loss)	9.2	22.8	32.8
EBITDA	28.1	46.7	56.8
Turnover	358.3	434.5	364.8
Added value	88.6	106.6	117.7
Average capital employed	212.1	226.9	232.6
ROCE	4.3%	10.0%	13.8%
Capital expenditure	11.4	27.0	33.9

Operating profit
(€ million)


35
30
25
20
15
10
5
0
99
00
01

ROCE


16%
14%
12%
10%
8%
6%
4%
2%
0%
99
00
01

- Advanced Materials achieved strong results in 2001, with operating profit increasing by 44 % to € 32.8 million. Overall sales figures declined due to the fall in price of some key metals – particularly cobalt. However, the business group remains on target to achieve its objective of doubling its size between 1999 and 2003.

- **Cobalt & Energy Products** experienced a more difficult year, especially due to a weaker market for rechargeable batteries. This was largely a result of slower demand for mobile phones and lap-top computers.

    - *Engineered Powders*: Improved margins and increased sales to the Chinese market. Satisfactory demand from cutting tools and hard metals industries despite slowdown in some application-related sectors. New production facilities opened in Canada and China.

    - *Batteries*:

        Rechargeable: Subdued demand for cobalt and nickel compounds for rechargeable batteries. New production line for cobalt oxide commissioned at Olen, Belgium. Growing sales of lithium cobaltite from Umicore's Korean facility.

        Primary: Continued growth in zinc powders for primary batteries with increased sales from both the Overpelt and Shanghai plants.

    - *Ceramics and Chemicals*: Stable revenues from Umicore's range of cobalt oxide products. Continued diversification of product range throughout the year. Acquisition of certain assets of The Hall Chemical Company provides a platform to further access and develop the US market and also the market for nickel and manganese salts.

- **Electro-Optic Materials** underlined its continued progress and showed an average increase in sales volumes of 30% in 2001.

    - *Substrates:* Sales of germanium substrates for satellite solar cells grew by more than 50% in 2001. Umicore is the world leader in this market. Two research contracts with the European Space Agency, worth a total of € 8.2 million, were signed during 2001. Other initiatives taken to further the development of the compound semiconductor substrates business.

    - *High-Purity Chemicals:* Increased sales levels of germanium tetrachloride and germanium dioxide. Umicore's new plant in North Carolina began production in February 2002, while a new recycling plant was commissioned at Olen, Belgium.

- *Optics:* 15% growth of germanium sales for infrared optics. Umicore increased its stake in Vertex from 40% to 100% and finalised the integration of the finished optics business (formerly V&S Scientific and Tayside) into the Electro-Optic Materials business unit.

- *Speciality Materials:* Reduced sales of high-purity compounds and materials were a reflection of the downturn in the electronics industry.

- **Synthetic Diamonds**: Synthetic diamond activities reported a net contribution of € 5.4 million. A radical restructuring of Megapode's cost base in the face of increased competition has resulted in a leaner, more competitive structure. In 2001 the Hamburg plant was closed and 18 production presses moved from Shannon, Ireland, to South Africa. Increased market share and sales volumes counterbalanced a general erosion of prices but the cost of the restructuring programme meant that net earnings were reduced year-on-year.

Copper

(€ million)	1999	2000	2001
Operating profit (loss)	1.7	25.0	13.0
EBITDA	25.2	54.4	43.5
Turnover	791.7	1,154.5	1,036.2
Added value	85.6	108.6	98.9
Average capital employed	366.9	399.7	417.3
ROCE	0.5%	6.2%	2.9%
Capital expenditure	24.0	38.1	77.3

Operating profit
(€ million)


35
30
25
20
15
10
5
0
99
00
01

ROCE


10%
8%
6%
4%
2%
0%
99
00
01

- **Umicore Copper** suffered the fall-out of weaker demand, low copper prices and reduced treatment and refining charges. An operating result of € 13 million – down 48% on 2000 – reflected both the market conditions and the reduced production at the Pirdop plant.

  - Total sales of end products reached 506,000 tonnes for the year. Sales volumes for copper cakes and billets were stable compared with 2000, despite the adverse market conditions. Although Umicore's Italian subsidiary performed well, overall sales of wire rod were down slightly on the previous year.

  - The investment programme in Umicore Med at Pirdop, Bulgaria, made significant progress throughout the year. The capacity increase to 210,000 tonnes of anodes is scheduled for completion in the second half of 2002. Lower production of anodes for 2001 was the result of delays during the shutdown phase of the capacity increase project in October. Production difficulties in the weeks following the shutdown also led to a reduced output.

  - Negotiations with the Bulgarian Government concerning the amendment of the privatisation agreement for the plant were successfully concluded.

Precious Metals

(€ million)	1999	2000	2001
Operating profit (loss)	(0.3)	30.6	50.3
EBITDA	20.8	50.9	71.4
Turnover	777.8	739.7	764.3
Added value	95.9	116.7	139.7
Average capital employed	221.0	176.5	176.0
ROCE	(0.1%)	17.4%	28.6%
Capital expenditure	10.4	14.6	17.9

Operating profit
(€ million)


60
50
40
30
20
10
0
-10
99
00
01

ROCE


35%
30%
25%
20%
15%
10%
5%
0%
-5%
99
00
01

- **Umicore Precious Metals** continued its excellent performance with operating income of € 50.3 million recorded for 2001. This was primarily due to increased operational efficiency at the plant at Hoboken, Belgium. These improvements also enabled significant de-stocking of precious metals, resulting in a € 12 million gain. The business unit was able to benefit from high PGM prices throughout the year, as well as for the near future, by partially locking in the effect of these favourable prices in longer term supply contracts concluded during the year.

  - Lower supply levels of precious-metals-bearing residues from the lead industry were offset by an increased supply of secondary raw materials, notably electronic scrap and spent car and petrochemical catalysts.

  - Progress continues in the copper leaching and electrowinning project at Hoboken. This facility should be on stream by mid 2003.

  - An increasing number of non-ferrous metals producers are taking advantage of the precious metals refining service at the Hoboken plant. This service offers a highly efficient option for the recovery of precious metals from tankhouse slimes, drosses and other materials.

Zinc

(€ million)	1999	2000	2001
Operating profit (loss)	84.0	88.8	51.8
EBITDA	121.1	128.2	86.6
Turnover	841.5	971.8	817.9
Added value	279.2	274.0	244.2
Average capital employed	347.1	333.2	290.5
ROCE	24.2%	26.7%	17.0%
Capital expenditure	17.9	25.3	41.6

Operating profit
(€ million)


100
90
80
70
60
50
40
30
20
10
0
99
00
01

ROCE


30%
25%
20%
15%
10%
5%
0%
99
00
01

A 21% fall in the average zinc price (a drop of USD 241 per tonne) between 2000 and 2001 affected the results of the Zinc business group. The zinc industry in general has endured a difficult 12 months with prices at historical low levels. Umicore, however, showed better than average resilience through its focus on specialty zinc products. Despite this mitigating factor, the reduced earnings of € 51.8 million reflected the harsh trading conditions prevalent, especially in the second half of the year.

- **Zinc Smelting** revenues were severely affected by the decline in the zinc price – especially for the second half of the year. Total smelting production was up slightly on 2001 to 473,000 tonnes and the de-bottlenecking project at Auby and Balen was completed. A further reduction of some 30% in the price of sulphuric acid affected the contribution from this by-product. Efforts continue to increase the amount of secondary zinc in the supply feed for Umicore's zinc smelting operations.

- **Padaeng Industries**, in Thailand, produced 105,000 tonnes of zinc and demonstrated healthy sales levels to a buoyant domestic market. Umicore increased its stake in Padaeng Industries to 46%.

- **Zinc Alloying's** focus on specialty products meant that the business unit displayed less sensitivity to the general market downturn. Sales of commodity zinc from Umicore's European operations were down on 2000. This was in contrast to increased sales volumes in specialty products for galvanizing.

- **Zinc Chemicals** benefited from the acquisition of Larvik Pigment. The business unit is now the clear world market leader for zinc dust for paints. The market for zinc oxides remained disappointing and Umicore closed its plant at Barking, UK, and discontinued production at Fécamp, France, in an effort to rationalise production. The low zinc price placed a severe strain on the performance of the thermal refining activities at Overpelt, Belgium.

- **Building Products** increased market share in Europe while maintaining profitability and made successful inroads into other untapped markets. General market conditions remained strong in France but saw a slowdown in Germany and the Benelux. The purchase of a transforming business near Frankfurt, Germany, will enable Umicore to improve its ability to service the important German market.

Technology & Services

(€ million)	1999	2000	2001
Operating profit (loss)	2.4	10.1	7.8
EBITDA	8.9	11.8	9.6
Turnover	383.2	526.5	527.9
Added value	41.7	53.6	41.2
Average capital employed	109.1	121.9	145.0
ROCE	2.2%	8.3%	5.4%
Capital expenditure	3.7	1.9	1.5

Results were down on what was a particularly strong 2000. The reduced operating profit was primarily due to a slowdown in raw materials trading for Umicore Marketing Services. Umicore Engineering remained highly active in support of the Group's growth initiatives.

Other

Financial debt

Net financial debt stood at € 261.5 million as at 31 December 2001 compared to € 184.3 million at the end of 2000. The level was stable compared to 30 June 2001. This corresponds to a debt to equity ratio of approximately 23%.

Extraordinary and non-recurring items

- A capital gain of € 56.0 million (Group share) was recorded in extraordinary results in relation to the exchange of De Beers shares held by the company against cash and Anglo American shares that were subsequently sold.
- This gain was partially offset by certain environmental provisions, asset write-offs as well as other provisions.
- The contribution of companies consolidated by the equity method was affected by net non-recurring items amounting to about € 6 million.
- A year-end mark-to-market of metals inventory let to a non-cash, write-down of € 4.6 million.

Exchange rate

Umicore benefited from a more favourable USD/EUR exchange rate during 2001, with the Group's dollar exposure hedged at a rate of USD 0.93/EUR (compared to an average rate of USD 0.98/EUR in 2000).

In all business areas, Umicore will benefit from an exchange rate of USD 0.94/EUR provided by the Group's USD hedging programme for 2002. Also, 75% of Umicore's dollar exposure in 2003 has been secured at an average rate of USD 0.93/EUR. Similarly, 50% of Umicore's dollar exposure in 2004 has been hedged at an average rate of USD 0.87/EUR.

Share buy-back

In 2001, Umicore repurchased approximately two million of its own shares. At the Extraordinary General Meeting of Shareholders of 21 December 2001, a motion was passed approving the cancellation of 5.83% of the shares (1,400,000 shares), bringing the total number of shares down to 22,600,000. This was further to a similar motion passed in March 2001, which resulted in the cancellation of 1,617,515 shares.

As of 31 December 2001, Umicore owned 4.07% of its own shares (920,178 shares). Most of these shares are required to offset any possible capital dilution from the exercising of options within the frame of the Group stock option plans.

Dividend

An unchanged gross dividend of € 1.40 per share will be proposed by the Board.

Outlook for 2002

The **Advanced Materials** business group should see further growth in some key markets. In Cobalt and Energy Products, the rechargeable battery market seems set to recover somewhat, while engineered powders anticipate a similar performance to 2001. The ceramics and chemicals market shows little sign of significant improvement. In Electro-optic Materials, the market for germanium tetrachloride retains good prospects for long-term growth with Umicore expected to gain market share. Sales of germanium substrates should show further increases compared to 2001.

Although the copper price recovered somewhat in early 2002, the market is not yet showing clear signs of recovery. Umicore will continue its efforts to bring the **Copper** business group's performance into line with Group targets for return on capital employed. In 2002, Umicore should benefit from the finalisation of the expansion project at Pirdop.

Precious Metals anticipates further increases in supplies of end-of-life materials. PGM prices are unlikely to reach the exceptional levels of 2001. However, the business unit will be able to benefit from an advantageous forward supply contract. Overall, Umicore Precious Metals is well positioned to build on a successful 2001. The precious metals de-stocking programme is set to continue in 2002.

It is unlikely that the **Zinc** market in general will witness any significant improvement during 2002. Although Umicore will be affected by the eventual level of the zinc price, an emphasis on specialty products will continue to provide Umicore with a higher degree of resilience to market conditions and should allow a further strengthening of the Group's market position. The benefits of the production optimisation process at Auby and Balen should be felt during the coming year.

A webcast of the analysts' meeting can be viewed on www.umicore.com as from 15 February 2002. Audio streaming will be available separately in case of technical access restrictions.

The "Review of 2001 Operations", which provides more detailed information about the operations is available in English on Umicore's website and from the company's headquarters in Brussels together with financial statements and slides used for the presentation of the results to the press and analysts

For more information:
n.v. Umicore s.a.:
Press: *Mrs Moniek DELVOU - Tel. +32 2 227 70 63 * +32 475 26 64 95 – moniek.delvou@umicore.com*
Investor Relations: *Mrs Isabelle MICHOTTE - Tel. +32 2 227 71 47 – isabelle.michotte@umicore.com*

ANNEXES – Financial statements

Consolidated income statement*

(€ million)	**1999**	**2000**	**2001**
Turnover [1]	3,108.2	3,834.7	3,511.2
Operating profit	**72.6**	**150.0**	**121.3**
Net financial income (charge)	(19.0)	(15.2)	(18.0)
Current profit	53.6	134.8	103.3
Extraordinary profit (loss)	23.5	3.7	29.7
Profit before taxes	**77.1**	**138.5**	**133.0**
Income taxes	(4.9)	(10.3)	(10.4)
Result of companies included by equity method	15.8	13.5	12.9
Net consolidated profit	**88.0**	**141.5**	**135.5**
Group share	**69.3**	**136.1**	**116.0**
Minority share	18.7	5.4	19.5

(1) The turnover is influenced by currency and metal values without proportional impact on margins

* *"The statutory auditor, PricewaterhouseCoopers Reviseurs d'Entreprises SCCRL, represented by Robert Peirce and Luc Discry, have confirmed that their audit work, which is substantially complete, has not revealed any significant matters requiring adjustments to the accounting information included in the press release."*

Earnings per share

(€ million)	**1999**	**2000**	**2001**
♦ Net consolidated profit (loss), Group share	69.3	136.1	116.0
EPS declared	***2.70***	***5.31***	***5.13***
♦ Net consolidated profit (loss) before extraordinary items, Group share	60.2	140.0	105.2
EPS adjusted	***2.35***	***5.47***	***4.65***
♦ Net consolidated profit (loss) before extraordinary items and inventory write-downs, Group share	61.3	140.0	108.5
EPS adjusted before inventory write-downs	***2.39***	***5.47***	***4.80***
♦ Net consolidated profit (loss) before extraordinary items, inventory write-downs and goodwill amortisation, Group share	69.7	152.8	117.3
EPS adjusted before inventory write-downs and goodwill amortisation	***2.72***	***5.97***	***5.19***

Consolidated statement of cash flows

(€ million)	**1999**	**2000**	**2001**
Operating cash flow	135.4	250.6	172.4
Change in working capital	99.5	39.7	(21.0)
Impact of translation and change in scope of consolidation	(61.2)	(19.1)	11.2
Net cash provided by (used in) operating activities	**173.7**	**271.2**	**162.6**
Acquisition of tangible and intangible assets	(80.4)	(104.4)	(178.0)
Acquisition of financial assets and new companies	(11.4)	(42.8)	(47.4)
Disposal of tangible, intangible and financial assets	93.3	68.3	148.6
Net cash provided by (used in) investing activities	**1.5**	**(78.8)**	**(76.9)**
Change in long-term debts	(14.2)	(17.1)	(59.7)
Treasury shares	(7.7)	(65.2)	(83.9)
Dividends	(38.9)	(31.7)	(34.6)
Increase (decrease) in net cash and equivalents	**114.4**	**78.3**	**(92.6)**

Consolidated balance sheet

(€ million)	**1999**	**2000**	**2001**
Fixed assets	**1,025.6**	**1,059.3**	**1,093.3**
Intangible	**102.9**	94.1	104.5
Tangible	**677.1**	700.1	773.8
Financial	**245.6**	265.1	215.0
Current assets	**1,399.7**	**1,452.8**	**1,449.2**
Trade receivables	**464.2**	257.0	288.7
Other receivables	**34.6**	103.2	87.8
Inventories	**645.4**	729.0	828.0
Cash and deposits	**135.4**	223.0	138.9
Deferred charges and accrued income	**120.1**	140.6	105.9
TOTAL ASSETS	**2,425.3**	**2,512.1**	**2,542.4**
Equity	**1,037.0**	**1,149.9**	**1,141.7**
Group equity	989.7	1,100.3	1,073.5
Minority interests	47.3	49.6	68.3
Provisions and deferred taxes	**262.8**	**282.5**	**270.7**
Long-term debt	**247.8**	**206.6**	**153.8**
Long-term financial debt	240.9	198.7	146.1
Other long-term debt	6.9	7.9	7.7
Current liabilities	**877.7**	**873.1**	**976.2**
Short-term financial debts	229.2	208.5	254.2
Trade debts	335.6	300.5	280.7
Other current liabilities	194.4	197.8	279.3
Accrued charges and deferred income	118.5	166.3	162.0
TOTAL LIABILITIES	**2,425.3**	**2,512.1**	**2,542.4**

PROFILE

Umicore is an international metals and materials group. Its activities are centred on four business areas : Advanced Materials, Copper, Precious Metals and Zinc. Each business area is divided into market-focused business units.

Umicore focuses on application areas where it knows its expertise in materials science and metallurgy can make a real difference, be it in products that are essential to everyday life or those at the cutting edge of exciting, new technological developments. Umicore's overriding goal of sustainable value creation is based on this ambition to develop, produce and recycle metals in a way that fulfils its mission : materials for a better life.

The Umicore Group has industrial operations on all continents and serves a global customer base; it generated a turnover of EUR 3.5 billion in 2001 and currently employs some 9,000 people.
